UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Caribou Coffee Company, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
142042 20 9
(CUSIP Number)
January 2, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	142042 20 9	13G	Page	2	of	12	Pages

1	NAMES OF REPORTING PERSONS Caribou Holding Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, B.W.I.

	5	SOLE VOTING POWER

NUMBER OF		5,922,245

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,922,245

WITH	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,922,245

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	29.4%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	142042 20 9	13G	Page	3	of	12	Pages

1	NAMES OF REPORTING PERSONS Arcapita Investment Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, B.W.I.

	5	SOLE VOTING POWER

NUMBER OF		5,922,245

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,922,245

WITH	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,922,245

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	29.4%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	142042 20 9	13G	Page	4	of	12	Pages

1	NAMES OF REPORTING PERSONS Arcapita Bank B.S.C.(c)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Manama, Bahrain

	5	SOLE VOTING POWER

NUMBER OF		5,922,245

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,922,245

WITH	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,922,245

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	29.4%

12	TYPE OF REPORTING PERSON

	BK

CUSIP No.	142042 20 9	13G	Page	5	of	12	Pages

Item 1(a).	Name of Issuer:
     Caribou Coffee Company, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3900 Lakebreeze Avenue, North
Brooklyn Center, MN 55429

Item 2(a).	Name of Person Filing:
Caribou Holding Company Limited
Arcapita Investment Management Limited
Arcapita Bank B.S.C.(c)

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Caribou Holding Company Limited
c/o Arcapita Inc.
75 Fourteenth Street, 24th Floor
Atlanta, GA 30309
Arcapita Investment Management Limited
c/o Paget Brown & Company Ltd.
West Wind Building
P.O. Box 1111
Grand Cayman
Cayman Islands, B.W.I.
Arcapita Bank B.S.C.(c)
P.O. Box 1406
Manama, Bahrain

Item 2(c).	Citizenship:
Caribou Holding Company Limited
Cayman Islands, B.W.I.

Arcapita Investment Management Limited
Cayman Islands, B.W.I.

Arcapita Bank B.S.C.(c)
Manama, Bahrain

CUSIP No.	142042 20 9	13G	Page	6	of	12	Pages

Item 2(d).	Title of Class of Securities:
     Common Stock

Item 2(e).	CUSIP Number:
     142042 20 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13(d)-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a)	Amount beneficially owned: 5,922,245 shares of common stock beneficially owned as follows:
          As of January 2, 2011, Caribou Holding Company Limited (“CHCL”) has 150,600 shares of voting stock and 6,815,038 shares of non-voting stock outstanding. 5,971,218 of the shares of non-voting stock are held by five companies (the “Five Non-Voting Holding Companies”), which are Cayman Island entities owned by approximately 240 international investors. Arcapita Bank B.S.C.(c) (“Arcapita Bank”) holds a minority interest in three of the Five Non-Voting Holding Companies, which each own 1,587,180 shares of the non-voting stock of CHCL. 572,820 of the remaining shares of non-voting stock are held by Premium Coffee Holdings Limited, an indirect subsidiary of Arcapita Bank. The remaining 271,000 shares of non-voting stock are held by Arcapita Incentive Plan Limited (“AIPL”), a Cayman Islands entity owned by management of Arcapita Bank (including Messrs. Ogburn and Griffith). 10,040 shares of voting stock are held by each of 15 separate Cayman Islands entities formed by Arcapita Bank (the “Voting Cayman Entities”). The Voting Cayman Entities are owned by approximately 50 international investors (the “International Investors”).
          Each of the Voting Cayman Entities owns 62/3% percent of the voting stock of CHCL. Each International Investor has granted Arcapita Investment Management Limited (“AIML”), a direct subsidiary of Arcapita Bank, a revocable proxy to vote its shares of voting stock in the Voting Cayman Entities on all matters. In addition, each Voting Cayman Entity has entered into an administration

CUSIP No.	142042 20 9	13G	Page	7	of	12	Pages
agreement with AIML pursuant to which AIML is authorized to vote the voting stock of CHCL held by such Voting Cayman Entity. Each administration agreement is terminable by a Voting Cayman Entity upon 60 days’ prior written notice to AIML by a vote of two-thirds of its shareholders.
(b)	Percent of class: 29.4% [1]

(c)	Number of shares as to which such person has:

			(iii)	(iv)
	(i)	(ii)	Sole Power to	Shared Power to
	Sole Power to	Shared Power to	Dispose or to	Dispose or to
	Vote or to	Vote or to	Direct the	Direct the
	Direct the Vote	Direct the Vote	Disposition of	Disposition of

Caribou Holding Company Limited	5,922,245	0	5,922,245	0
Arcapita Investment Management Limited	5,922,245	0	5,922,245	0
Arcapita Bank B.S.C.(c)	5,922,245	0	5,922,245	0

Item 5.	Ownership of Five Percent or Less of a Class.
     N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     N/A

Item 8.	Identification and Classification of Members of the Group.
     N/A

[1]	This percentage is calculated by dividing Caribou Holding Company Limited, Arcapita Investment Management Limited and Arcapita Bank B.S.C.(c)’s beneficial ownership (5,922,245 shares of Common Stock) by the number of shares of Caribou Coffee Company, Inc. outstanding on January 2, 2011 (20,140,645 shares of Common Stock).

CUSIP No.	142042 20 9	13G	Page	8	of	12	Pages

Item 9.	Notice of Dissolution of Group.
     N/A

Item 10.	Certifications.
     N/A

CUSIP No.	142042 20 9	13G	Page	9	of	12	Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2011

Caribou Holding Company Limited
/s/ Henry Thompson
Signature

Henry Thompson, Director
Name/Title

CUSIP No.	142042 20 9	13G	Page	10	of	12	Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2011

Arcapita Investment Management Limited
/s/ Henry Thompson
Signature

Henry Thompson, Director
Name/Title

CUSIP No.	142042 20 9	13G	Page	11	of	12	Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2011

Arcapita Bank B.S.C.(c)
/s/ Henry Thompson
Signature

Henry Thompson, Director
Name/Title

CUSIP No.	142042 20 9	13G	Page	12	of	12	Pages

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and that such statement is made on behalf of each of them.
Dated: February 16, 2011

Caribou Holding Company Limited
/s/ Henry Thompson
Signature

Henry Thompson, Director
Name/Title

Arcapita Investment Management Limited
/s/ Henry Thompson
Signature

Henry Thompson, Director
Name/Title

Arcapita Bank B.S.C.(c)
/s/ Henry Thompson
Signature

Henry Thompson, Director
Name/Title